Exhibit (6)(k)

TEMPORARY LICENSE AGREEMENT

This Temporary License Agreement (the “Agreement”) is entered into as of October 31, 2014, by and between Bloomingdale’s The Outlet Store, Inc. (“Licensor”) and BeautyKind LLC with an office at 6101 W Centinela Ave, Ste 394, Culver City, CA 90230 (“Licensee”). Licensor grants a non-exclusive, temporary license for up to 406 square feet of selling space (the “Selling Space”) on the mezzanine level of Licensor’s New York outlet store (#153) (the “Store”) for the period commencing on November 21, 2015 and ending on February 20, 2016 (the “Term”).

The parties named above agree as follows:

1.	Licensee shall have the privilege of temporary use of the Selling Space.

2.	Licensee shall use the Selling Space for the following purpose only: to sell Licensee’s beauty products, including makeup, skincare, fragrances, body care, hair and nail products (“Licensee’s Merchandise”). All other merchandise and services offered in the Selling Space shall be subject to Licensor’s approval, and if and when approved, Licensee’s Merchandise shall include such merchandise and services. Licensee shall ensure that Licensee’s Merchandise is sold free and clear of liens and shall provide good and merchantable title to all Licensee’s Merchandise sold. Licensee shall cause Licensee’s employees in the Selling Space to comply with Licensor’s policies on customer service and adjustments and the terms of invoices, contracts or other media utilized to effect sales in or from the Selling Space, and to handle all customer complaints and requests for adjustments in accordance with such policies and/or terms. Licensor may investigate any customer complaint, demand or dispute and in connection therewith, may examine and reproduce any records or files relating to such complaint, demand or dispute and may resolve same as Licensor deems appropriate. Licensor’s decision with respect to any such complaint, demand or dispute shall be final and binding upon Licensee.

3.	In consideration of the license granted herein, Licensee shall pay to Licensor a fee equal to fifteen percent (15%) of the Net Sales effected in or from the Selling Space during the Term (the “License Fee”).

Within 25 days following the end of each of Licensor’s fiscal month during the Term, Licensor shall mail to Licensee a written statement (the “accounting statement”) setting forth with respect to the immediately preceding Accounting Period,

(i)          the total amount of Net Sales,

(ii)         the License Fee payable to Licensor,

(iii)        the total amount of register shortages for all point-of-sale terminals specifically and exclusively dedicated to Licensee, provided that register shortages on point-of-sale terminals shared with other departments and rung by Licensor’s employees shall not be borne by Licensee,

(iv)        the total amount of bad checks, fraud and bad debt incurred as a result of any failure by Licensee’s employees to follow Licensor’s policies in effect from time to time for effecting credit card sales or receiving checks in payment upon sales, and

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(v)         any other amounts payable by Licensee to Licensor hereunder.

Contemporaneously with the submission of the accounting statement, Licensor shall pay to Licensee an amount equal to the Net Sales in or from the Selling Space during the Accounting Period covered by such accounting statement less the sum of the amounts identified in clauses (ii), (iii), (iv) and (v) above. In the event the total amount of such deductions is greater than Net Sales, Licensee shall pay the difference to Licensor within ten (10) days after receipt of the accounting statement.

The following definitions shall apply to this Agreement:

Gross Sales means the gross proceeds from all sales of Licensee’s Merchandise effected in or from the Selling Space, including (i) the entire sales price of all Licensee’s Merchandise sold in or from the Selling Space, (ii) the amount of all credit sales, whether or not collected, for such sales (iii) the amount of all deposits not refunded to customers for Licensee’s Merchandise, (iv) the sales price of all Licensee’s Merchandise sold pursuant to orders booked in or through the Selling Space, and (v) any sales, excise or similar tax chargeable with respect to such sales made in or from the Selling Space and collected from customers.

Net Sales means the Gross Sales of the Selling Space less the value of (i) voided sales of Licensee’s Merchandise, (ii) cash or credit refunds or adjustments made with respect to Licensee’s Merchandise sold in or from the Selling Space and returned, (iii) employee discounts actually allowed by Licensee for Licensee’s Merchandise, and (iv) sales tax or excise tax chargeable with respect to sales made in or from the Selling Space and collected from customers for Licensee’s Merchandise. If the term “sale(s)” is used anywhere in this Agreement in connection with the calculation of the License Fee or any amounts due from one party to the other party, it shall be deemed to be a reference to “Net Sales” as defined herein.

4.	Title to Licensee’s Merchandise sold in or from the Selling Space shall pass irrevocably to Licensor at the instant the sale of such merchandise is effected. Licensee may not grant any liens or security interest, whether perfected or otherwise, on any “accounts” as defined in Section 9-102(a)(2) of the Uniform Commercial Code, or on any proceeds, receivables or other consideration received upon a sale of inventory or Licensee’s Merchandise effected in or from the Selling Space.

5.	Licensee acknowledges that the conduct in the Selling Space in a manner that is not harmful to Licensor’s name, reputation or goodwill is of vital importance to Licensor. Accordingly, Licensee shall comply with all reasonable requests, requirements, policies and procedures made or established by Licensor from time to time. Licensor may deduct any and all costs or expenses incurred by Licensor as a result of Licensee’s failure to comply with its obligations hereunder as a Section 4(v) deduction.

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6.	All sales in or from the Selling Space shall be effected in Licensor’s name utilizing invoices, receipts, contracts or other media provided or approved in writing by Licensor. The Gross Sales of the Selling Space shall be collected, processed and retained by Licensor in accordance with Licensor’s normal practices applicable to sales in or from other departments in the Store. Licensee shall accept all forms of payment, including coupons and certificates, accepted or adopted by Licensor for its departments in the Store from time to time, provided, however, that Licensee shall not make any guarantees or warranties to customers, sell or give premiums, coupons or trading stamps of any kind or utilize any credit-related promotions, including deferred or free credit or other similar sales methods, without Licensor’s prior written consent. If Licensee accepts payment by credit card or check for a sale in the Selling Space, such payment will be treated as a cash sale for the applicable Accounting Period; provided that Licensee has followed Licensor’s policies and procedures for check or credit authorization in effect from time to time; provided, further, that, Licensee shall pay as a credit expense, two and a half percent (2.5%) of the amount of each Credit Sale charged on a third party bank credit, debit, or other similar card or payment vehicle, two percent (2%) of the amount of each Credit Sale charged on Licensor’s proprietary credit card, and three percent (3%) of the amount of each Credit Sale charged on an American Express Card. Licensee shall bear the entire risk of any payment by check or credit that is accepted by Licensee in contravention of Licensor’s then current policies and procedures for check or credit authorizations. As used in this Section Credit Sale means Net Sales plus employee discounts actually allowed by Licensee related to such sales.

7.	Licensee shall staff the Selling Space with Licensee’s employees, and operate the Selling Space, during all hours the Store is open for business. Licensee shall maintain the Selling Space and all furnishings, fixtures, equipment, merchandise and other property therein in a clean, neat, orderly and safe condition. Licensee and its agents, contractors and employees shall have the right of ingress and egress to and from the Selling Space during the hours the Store is open for business and during other business operations, such as for inventory taking. Licensor and its agents, contractors and employees shall have the right of ingress and egress to and from the Selling Space at any time.

8.	Licensee shall promptly make all payments required to be paid by it to Licensor and third parties and pay and meet all taxes, bills and obligations required to be paid or assumed by it including all wages, contributions, taxes or other sums for unemployment insurance, pensions, social security, health and life insurance. Licensor may, but need not, pay any bills and invoices received by Licensor in connection with the Selling Space and required to be paid by Licensee, which Licensee has failed to pay within ten (10) days following receipt of Licensor’s notice. Any and all payments that Licensor may make on behalf of Licensee shall be deemed a Section 4(v) deduction.

9.	All personnel employed in the Selling Space shall be employees of Licensee. Licensee shall pay directly all wages, benefits, taxes and other payments payable to or on behalf of such employees. All such employees shall be adequately trained by Licensee and shall be attired in accordance with Licensor’s dress code policy applicable to the Store. Licensee shall have the exclusive authority to hire, direct, assign, transfer or fire its employees and the sole responsibility to pay all wages, salaries, benefits and taxes payable in respect thereto provided, however, that Licensor may request Licensee to assign, transfer or remove from, or cease to utilize in the Department any employee of Licensee who, in Licensor’s reasonable judgment, is ineffective, undesirable or dishonest, and Licensee shall comply with such request as soon as reasonably possible but in each case in no more than five (5) days after such request is made, provided, however, that if any employee of Licensee engages in any conduct which could result in immediate termination under Licensor’s policies and procedures, Licensor may immediately remove the employee from the Store. Notwithstanding anything to the contrary herein, all personnel employed in or for the Department are and shall be treated as employees of Licensee at all times.

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10.	Licensee shall offer to employees and other representatives who receive a discount from Licensor’s owned departments under Licensor’s policies the same discount on all sales in or from the Selling Space as is normally received by them under Licensor’s then current policies in effect from time to time, including all additional discount days and events.

11.	Licensee shall conduct a complete background check on each agent, contractor, employee or subcontractor (collectively “employee”) prior to their employment in or performance of services in or for the Selling Space. Licensee must verify the social security number, check employment references and conduct a criminal background check on each employee. A company approved by Licensor shall conduct the social security verification and criminal background check in accordance with Licensor’s specific requirements. If the social security verification and/or the employment reference check reveal that the applicant intentionally falsified or omitted relevant information regarding his or her prior residences and/or places of employment, and/or if the criminal background check reveals a job-related criminal conviction, [in California, a conviction not older than seven (7) years, measured from the latest of the date of disposition, release or parole], the Licensee shall not permit that employee to work or perform services in or for the Selling Space.

12.	During the Term, Licensor shall provide the Selling Space with

(i)          heat, air conditioning, light, electricity and janitorial service, which shall be comparable to that provided to Licensor’s owned departments in the Store,

(ii)         supplies and materials such as shopping bags and boxes, and

(iii)        access to a point-of-sale terminal, which may not be located in the Selling Space.

Licensor’s shopping bag must be used for all customer purchases.

13.	The Selling Space and all other property provided by Licensor to Licensee is provided on an “As Is” basis. Licensor hereby disclaims and makes no representations or warranties regarding the condition, fitness or operation of the Selling Space, Store, or any property or fixtures therein. Licensee shall not make any alterations, improvements or renovations and shall not install any fixtures, in all cases without the prior written approval of Licensor. All approved work shall be done at Licensee’s sole cost and expense.

14.	Licensee expressly waives all rights, if any, to assert any claims against Licensor and all other subsidiaries, affiliates and related partnerships as their interest may appear, and its tenants for damage, destruction or loss of any equipment, supplies, cash (or other evidence of customer debt such as check or credit card receipts) upon the Store or, by any reason of fire, theft, robbery or burglary, bodily injury, personal injury or death. Licensee accepts all responsibility for any injury or public liability incurred as a result of its business operations.

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15.	During the Term and for a period of three years thereafter, Licensee shall maintain the following policies of insurance, in the forms, and with minimum limits and coverage terms: (i) commercial general liability insurance: $1,000,000 each occurrence, $2,000,000 general aggregate, $1,000,000 personal and advertising injury, $1,000,000 products/completed operations aggregate; (ii) if any owned, non-owned, hired, rented, leased, or borrowed motor vehicles or mobile equipment are used by Licensee in connection with the operation of the Selling Space or the performance of its obligations hereunder, business auto liability insurance: $1,000,000 each accident combined single limit, bodily injury and property damage; (iii) special form, all risk property insurance: to the full extent of the value thereof, on all materials, supplies, equipment and personal property of Licensee and Licensor used in conjunction with the operation of the Selling Space; (iv) worker’s compensation and employer’s liability: worker’s compensation coverage in accordance with the statutory requirements in the state in which the Selling Space is located; (v) employer’s liability insurance: $500,000 each accident, for bodily injury by accident, $500,000 each employee, for bodily injury by disease, $500,000 each disease aggregate; and (vi) umbrella excess liability: $1,000,000 each occurrence, with the employer’s liability insurance, commercial general liability insurance, and business auto liability insurance appearing as scheduled underlying policies. All such policies of insurance shall be in a form satisfactory to Licensor, shall contain an endorsement whereby the carrier agrees that its insurance is primary and not contributory with, or in excess of, any coverage that Licensor may carry, and, to the extent possible, name Licensor as an additional insured. Licensee shall deliver to Licensor on or prior to the beginning of the Term, and thereafter, not less than ten (10) days subsequent to the expiration dates of the policies, a new or renewal certificate of insurance, executed by a duly authorized representative of each insurer. Such certificate shall evidence compliance with the requirements stated herein. Neither the approval, disapproval or failure to act by Licensor regarding any insurance supplied by Licensee, nor the bankruptcy, insolvency or denial of liability by any insurance company shall relieve Licensee of full responsibility or liability for damages and accidents as set forth herein.

16.	Licensee shall obtain and maintain all permits and licenses necessary for its operation in the Selling Space. Licensee agrees to comply with all applicable laws of the town, city, county, state and federal governments or any other public authority applicable to its operations contemplated by this Agreement. In furtherance of the foregoing, Licensee shall specifically comply with any rules, guidelines or regulations promulgated by the United States Food and Drug Administration. In addition, Licensee shall comply with any rules or procedures of Licensor or the Store applicable to Licensee’s operation of the Selling Space. All advertising and signage related to Licensee’s operation in the Selling Space shall be subject to Licensor’s prior approval.

17.	Licensee shall not permit any liens to be filed against the Selling Space or the Store on account of furnishing any labor, material or supplies, or for any other cause or reason. In the event a lien is filed, then Licensee shall promptly cause the same to be released and satisfied within ten (10) days of such filing. If Licensee fails to release and satisfy such lien, Licensor may take any and all steps necessary to cause such lien to be released and Licensee shall promptly reimburse Licensor for all costs and expenses incurred by Licensor by reason thereof.

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18.	Either party may terminate this Agreement if the other party fails to cure any breach of its obligations hereunder within five (5) days after written notice of breach. In addition, Licensor may terminate this Agreement immediately if Licensee or any of its employees or agents intentionally or willfully commit or promote the commission or omission of any act that is fraudulent or illegal under any applicable law.

19.	Within five (5) days after the expiration or termination of this Agreement, Licensee shall remove all of its trade fixtures, equipment, furnishings and other personal property from the Selling Space and shall leave the Selling Space in the same condition that it was originally delivered, ordinary wear and tear excepted. Licensee shall clean all carpeted floor area and sweep and clean all hard surface floor area in the Selling Space at the expiration of the Term. Any personal property of Licensee not so removed upon termination shall be deemed abandoned by Licensee and shall become the personal property of Licensor, or Licensor may, at its option, remove or otherwise dispose of such personal property at the expense of Licensee. Licensor shall not be liable for any damages that may result from the removal or disposal of Licensee’s personal property. Licensee shall promptly pay Licensor for any and all damage caused by the removal of Licensee’s personal property.

20.	Upon the expiration or termination of this Agreement, Licensor may, at its option, withhold all Net Sales from the last month of Term, for a period of 90 days after the effective date of termination of this Agreement, as an adjustment fund for the settlement of any claims or customer returns that may exist at the time of or arise or be discovered after the termination of this Agreement.

21.	All information of a business nature relating to the pricing, sales, promotions, marketing, assets, liabilities or other business affairs of each party and each party’s customers, including the terms and conditions of this Agreement, is confidential to such party. Neither party shall use the confidential information of the other party for any purpose other than to perform its obligation hereunder or divulge, furnish, make available or in any manner disclose such information to any third party. Notwithstanding anything to the contrary in the foregoing sentence, (i) any records or information given by Licensor to Licensee, and (ii) any information or records developed by Licensee as a result of operating in the Selling Space, including information or records relating to customers of the Selling Space, customer service, orders received, payments made, other financial aspects related to the Selling Space, customer communications, and customer personal information shall be considered Licensor’s information, which Licensor shall own exclusively and be free to use or disclose as it chooses. In the event Licensee has possession of or access to any of Licensor’s confidential information, including such customer related information, Licensee may not use same for any purpose except in order to perform its obligations hereunder and in compliance at all times with the provisions of this Agreement. Each party shall cause its officers, employees and agents to take such action as shall be necessary or advisable to preserve and protect the confidentiality of such information.

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22.	Licensee shall defend, indemnify and hold harmless Licensor, its corporate affiliates, and any employee or agent thereof from and against any and all liabilities, claims, demands, damages, expenses, fees, fines, penalties, suits, proceedings, actions, and causes of action of any and every kind and nature arising or growing out of or in any way connected with the use, occupancy, management or control of the Selling Space and/or Licensee’s operations and/or activities in the Store and/or the use, management or control of any customer information, excepting any liability or claim due to the sole negligence or willful misconduct of Licensor, its employees and agents.

23.	This Agreement is subject and subordinate to any and all present and future leases, mortgages and other interests, contractual or otherwise, affecting the Selling Space and/or the Property, and to all renewals, modifications, consolidations, replacements and extensions thereof. This Section 23 shall be self-operative and no further instrument of subordination shall be required.

24.	All notices required hereunder shall be in writing and shall be sent by registered or certified mail (return receipt requested) or by a national or international courier and shall be addressed as follows:

To Licensor:	Bloomingdale’s The Outlet Store, Inc.
919 Third Ave
New York, NY 10022
Attn: Chief Financial Officer

with a copy to:	Bloomingdale’s, Inc.
c/o Macy’s, Inc.
7 West Seventh Street
Cincinnati, OH 45202
Attn: General Counsel

To Licensee:	BeautyKind, LLC
6101 W Centinela Ave, Ste 394
Culver City, CA 90230
Attn: Michael Hawley

or to such other address(es) as either party may hereafter specify in writing to the other. Any notice shall be deemed given when delivered or when delivery is refused.

25.	Nothing contained in this Agreement shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent, a partnership, a joint venture or any association between Licensor and Licensee other than the relationship of licensor and licensee. Licensee shall not make purchases in the name of Licensor or obligate Licensor in any way.

26.	Licensee may not assign or otherwise transfer, including sublicense, this Agreement or the license granted herein without Licensor’s prior written approval.

27.	Obligations of the parties under this Agreement shall survive any termination or suspension of the work or services contemplated herein, the expiration or termination of this Agreement, and shall also survive final payment

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28.	This Agreement shall be governed according to the Laws of the State of New York. Licensor and Licensee hereby waive trial by jury in any action or proceeding brought by either of the parties hereto against the other or in connection with any matters arising out of this Agreement.

Bloomingdale’s The Outlet Store, Inc.		BeautyKind, LLC

By:	/s/ Scott Zettel	By:	/s/ Michael Hawley
Name:	Scott Zettel	Name:	Michael Hawley
Title:	Chief Financial Officer	Title:	GMM/Chief Merchant

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